Press Release
[Graphic Omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  February 11, 2004
                                 For more information:  +31 75 659 57 20




Ahold intends to divest BI-LO and Bruno's in the United States

Zaandam, The Netherlands, February 11, 2004 -- Ahold today announced its intention to divest its BI-LO and Bruno's subsidiaries, two of the leading supermarket chains in the Southeast region of the United States.

The intended divestment of BI-LO and Bruno's is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position by reducing debt. Ahold has made a strategic decision to focus its efforts on its remaining U.S. food retail operations, including Stop & Shop, Giant-Landover, Giant-Carlisle, Tops, and Peapod, positioning those companies for growth. Ahold has retained William Blair & Company, LLC to assist in the sale process. Ahold intends to complete the BI-LO and Bruno's divestment process in 2004.

Commenting on the announcement, Anders Moberg, Ahold President & CEO said, "We believe that BI-LO and Bruno's are both powerful brands and will have a bright future under new ownership. We hope to identify buyers whose strategic priorities include further strengthening these businesses to succeed in a competitive but fast-growing marketplace."

Ahold USA President and CEO, Bill Grize commented: "We are confident that this decision will position BI-LO and Bruno's for long-term growth in their respective markets, with the intent of creating more value for associates and customers."

Dean Cohagan, President and CEO of BI-LO and Bruno's said, "With decades-long heritages of outstanding customer service, deep roots in the communities we serve, experienced management teams and strategically attractive store locations in one of the fastest-growing regions of the United States, BI-LO and Bruno's are strong businesses well-positioned to thrive in the years ahead. We are confident that the BI-LO and Bruno's tradition of excellence will be continued under new ownership."

BI-LO, headquartered in Mauldin, South Carolina, was acquired by Ahold in 1977. The company operates 292 stores in South Carolina, North Carolina, Georgia and Tennessee, with unaudited net sales in 2003 of USD 3,197 million. BI-LO employs approximately 27,000 associates.




                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
http://www.ahold.com                              Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

                                                                           1/2

Bruno's, based in Birmingham, Alabama, was acquired by Ahold in 2001. The company operates 178 stores in Alabama, Florida, Georgia and Mississippi, with unaudited net sales in 2003 of USD 1,775 million. Bruno's employs approximately 14,500 associates.


Ahold Corporate Communications: +31.75.659.57.20


--------------------------------------------------------------------------------
Certain statements in this press release are 'forward-looking statements' within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements include statements as to Ahold's intention to divest its BI-LO and Bruno's subsidiaries. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, Ahold's ability to find buyers for the above subsidiaries on terms that are acceptable to Ahold and the effect of general economic conditions. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
--------------------------------------------------------------------------------